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CITY TELECOM (H.K.) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

ANNOUNCEMENT
ESTIMATED IMPROVEMENT IN
PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Based on a preliminary unaudited estimation for the six months period ended 28 February 2009, the Company expects that the Turnover may increase by more than 10%, EBITDA may increase by more than 20% and the Profit Attributable to Shareholders may increase by more than 40% compared with the corresponding period as disclosed in the 2008 Interim Report.

Shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s shares.

This announcement is made by City Telecom (H.K.) Limited (the “Company”) pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I.	Estimated Results for the reporting period

1.	Period to which the estimated results applies: 1 September 2008 to 28 February 2009

2.	Estimated results: substantial increase as compared to the corresponding period last year

The preliminary consolidated results of the Company and its subsidiaries (collectively the “Results”) prepared in accordance with the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants show that for the period ended 28 February 2009, as compared with the corresponding period as disclosed in the 2008 Interim Report:

1.	The Turnover is estimated to increase by more than 10%

2.	The EBITDA is estimated to increase by more than 20%

3.	The Profit Attributable to Shareholders is estimated to increase by more than 40%

Detailed financial information and data for the period 1 September 2008 to 28 February 2009 will be disclosed in the Company’s 2009 Interim Report.

3.	The estimated Results were unaudited.

II.	Results of the corresponding period last year, 1 September 2007 to 29 February 2008

1.	Turnover of HK$623.8 million

2.	EBITDA of HK$187.1 million

3.	Profit attributable to Shareholders of HK$47.8 million

4.	Earning per share (basic): HK7.6 cents

5.	Earning per share (diluted): HK7.3 cents

III.	Comparison of certain key operating statistics with those of the corresponding period during the prior year

1.	Fixed Telecommunications Network Services (FTNS)

	As at 28 February	As at 29 February
	2009	2008	Increased by
Number of Registered Broadband Subscriptions	350,000	279,000	25%
Number of Registered Voice-over-IP Subscriptions	352,000	311,000	13%
Number of Registered IP-TV Subscriptions	170,000	136,000	25%

2.	International Telecommunications Services (IDD)

IDD traffic volume recorded a fall of approximately 18% in the reporting period to 245 million minutes, when compared with the 299 million minutes as recorded in the corresponding period last year.

IV.	Reasons for improvement in estimated results

The development of the Company’s major businesses experienced positive trends during the period from 1 September 2008 to 28 February 2009. The estimated turnover, EBITDA and profit attributable to shareholders increases are primarily due to the improvement from its FTNS business. The business growth trends experienced in the six months to 28 February 2009 are consistent with that experienced in the six months to 31 August 2008.

The information contained in this announcement is only a preliminary estimate performed by the Board of the Company and was unaudited.

Shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s shares.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 26 March 2009

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer) and Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director of the Company is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors of the Company are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.